FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending December 2008

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
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Issued: Monday 22 December 2008, London UK - LSE Announcement

GSK to acquire BMS Pakistan

GlaxoSmithKline (GSK) announced today that it has entered into a definitive agreement through which GSK will acquire Bristol-Myers Squibb Pakistan (Private) Ltd. (BMSP) and certain associated trademarks for approximately $36.5 million (£24.6 million).

Commenting on the acquisition Abbas Hussain, President, Emerging Markets, GSK said, "We are continuing to make investments in emerging markets, to grow and diversify GSK's business. This acquisition reinforces our commitment to Pakistan, broadening our product portfolio and helping us to meet the needs of patients."

GSK will acquire a portfolio of over 30 well-established pharmaceutical brands, many of which occupy leading market positions in key therapeutic disease areas in Pakistan. The BMSP product portfolio, which includes antibiotics, vitamins and dermatology products is complementary to GSK's existing portfolio and will also provide new opportunities for GSK in the fast-growing therapeutic areas of cardiovascular and oncology. Total sales of the BMSP product portfolio in 2007 were PKR1.5bn (approximately $19m).

Completion of the acquisition is expected by early next year.

Notes to editors

This acquisition follows the agreement GSK announced with South African based pharmaceuticals company Aspen in July 2008, which significantly extended GSK's pharmaceuticals portfolio in emerging markets, and the acquisition of the Egyptian mature products business of Bristol-Myers Squibb, announced in October 2008.

Emerging markets are forecast to account for 40% of growth in the worldwide pharmaceutical market by 2020.

GSK has been operating in Pakistan since 1948 and is a market leader in the local industry in value, volume and prescription shares.  Pakistan is the sixth most populous country in the world with a population of approximately 161 million. The pharmaceutical business in Pakistan is valued at $1.2 billion (£0.8 billion) and grew at a CAGR of 12% over the last 5 years (Source: IMS).

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit  www.gsk.com

S M Bicknell
Company Secretary

22 December 2008

Enquiries:
UK Media enquiries:	Philip Thomson	(020) 8047 5502
	Alice Hunt	(020) 8047 5502
	Stephen Rea	(020) 8047 5502

US Media enquiries:	Nancy Pekarek	(919) 483 2839
	Mary Anne Rhyne	(919) 483 2839
	Sarah Alspach	(215) 751 7709

European Analyst/Investor enquiries:	David Mawdsley	(020) 8047 5564
	Sally Ferguson	(020) 8047 5543
	Gary Davies	(020) 8047 5503

US Analyst/ Investor enquiries:	Tom Curry	(215) 751 5419
	Jen Hill	(215) 751 7002

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under 'Risk Factors' in the 'Business Review' in the company' s Annual Report on Form 20-F for 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: December 22, 2008

By: VICTORIA WHYTE

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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc